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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*


                         Quality Systems, Inc.
                            (Name of Issuer)

                              Common Stock
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                                747582104
                              (CUSIP Number)

     Andrew E. Shapiro, Manager         Christopher J. Rupright, Esq.
     Lawndale Capital Management, LLC   Shartsis Friese & Ginsburg
     One Sansome Street, Suite 3900     One Maritime Plaza, 18th Floor
     San Francisco, CA  94104           San Francisco, CA 94111
     (415) 288-2330                     (415) 421-6500
---------------------------------------------------------------------------

                              January 27, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 747582104                                    Page 2 of 11 pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawndale Capital Management, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  370,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              370,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     370,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA

CUSIP No. 747582104                                    Page 3 of 11 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Andrew E. Shapiro
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  370,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              370,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     370,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 747582104                                    Page 4 of 11 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  312,700
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              312,700
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     312,700
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 747582104                                    Page 5 of 11 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Investors, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  57,300
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              57,300
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     57,300
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 747582104                                    Page 6 of 11 pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of Quality Systems, Inc. ("QSII"). The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

CUSIP No. 747582104                                    Page 7 of 11 pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

LCM            Funds Under Management(1)     $2,437,846.50
DAP            Working Capital               $2,060,067.60
DAI            Working Capital               $  377,778.90

(1)  Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

Subsequent to their filing of Schedule 13D on December 22, 1997, the Reporting Persons have been in additional contact with management and members of the Board of Directors of QSII to discuss the strategies QSII plans to employ to maximize shareholder value, including, but not limited to, QSII's stock buyback plan, the composition of QSII's Board of Directors, the integration of QSII's separate businesses and QSII's acquisition strategy. The Reporting Persons have introduced QSII management to prospective customers and joint venture partners. The Reporting Persons have also been in contact with other significant shareholders of QSII regarding these matters. The Reporting Persons may continue such activities.

As part of these additional discussions, the Reporting Persons have asked the Board of Directors, through its Chairman, to reauthorize QSII's stock buyback plan, which authorization is scheduled to expire in the near future. The Reporting Persons also believe that in light of the few shares acquired by QSII during its most recent buyback, the implementation of a large scale stock buyback through a "Dutch Tender Auction" or similar process may be a more effective and efficient means of executing such a buyback. The Reporting Persons have asked the Board, through its Chairman, to give serious consideration to this or a similar process.

The Reporting Persons have acquired the Stock solely for investment purposes because they believe that the value of the Common Stock in the public market does not adequately reflect the potential value of QSII's underlying businesses and assets. The Reporting Persons did not at the time of the purchase of the Stock, and do not presently, have any plan to acquire control of QSII. The Reporting Persons may buy or sell additional shares of Stock in the open market from time to time.

CUSIP No. 747582104                                    Page 8 of 11 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

LCM       370,000        6.2       -0-       370,000   -0-       370,000
Shapiro   370,000        6.2       -0-       370,000   -0-       370,000
DAP       312,700        5.2       -0-       312,700   -0-       312,700
DAI        57,300        1.0       -0-        57,300   -0-        57,300

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since December 20, 1997.

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

DAP       P    12-22-97         8,700        5.969
DAI       P    12-22-97         1,300        5.969
DAP       S    12-23-97         2,000        5.988
DAP       P    12-23-97         9,900        6.011
DAI       P    12-23-97         1,400        6.011
DAP       S    12-26-97         1,000        6.594
DAI       P    12-26-97           500        6.500
DAI       P    12-26-97         1,000        6.500
DAP       P    1-2-98           1,500        7.375
DAI       P    1-6-98           1,000        7.000
DAI       P    1-7-98           3,500        6.795
DAI       P    1-8-98           2,000        6.938
DAP       P    1-9-98           1,100        6.645
DAI       P    1-9-98           3,500        6.645

               (Table continued on page 9)

CUSIP No. 747582104                                    Page 9 of 11 pages

               (Table continued from page 8)

DAP       P    1-12-98          4,200        6.467
DAP       P    1-13-98          5,000        6.156
DAI       S    1-14-98            500        6.313
DAP       P    1-15-98          4,900        6.082
DAP       S    1-15-98            500        6.125
DAP       P    1-16-98          2,500        6.050
DAP       S    1-16-98          1,000        6.219
DAP       P    1-20-98          2,000        6.463
DAP       S    1-20-98            500        6.563
DAP       P    1-21-98          1,100        6.500
DAP       P    1-22-98          4,000        6.219
DAI       S    1-22-98            500        6.375
DAP       P    1-23-98            500        6.250
DAP       P    1-26-98          1,000        6.125
DAP       P    1-27-98          4,500        6.125
DAP       S    1-27-98          1,000        6.313
DAP       P    1-27-98          7,500        6.246

All transactions were executed through the Nasdaq National Market System.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP No. 747582104                                    Page 10 of 11 pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    January 28, 1998.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner


     By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
          Andrew E. Shapiro                       Andrew E. Shapiro
          Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

CUSIP No. 747582104                                    Page 11 of 11 pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  December 22, 1997.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner



By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

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